SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                        Nor'Wester Brewing Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    655398105
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  655398105                       13G               Page 1 of 2 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                   BLACK & COMPANY, INC.              93 - 0479581

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) |_|
                                                      (b) |_|

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   OREGON

                                5      SOLE VOTING POWER
        NUMBER OF                               0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                                6      SHARED VOTING POWER
                                                688,251

                                7      SOLE DISPOSITIVE POWER
                                                0

                                8      SHARED DISPOSITIVE POWER
                                                688,251

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   688,251

  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   18.6%

  12      TYPE OF REPORTING PERSON*
                   BD

                                *SEE INSTRUCTIONS


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CUSIP NO.  655398105                       13G               Page 2 of 2 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BLACK & COMPANY ASSET MANAGEMENT          93 - 1211389

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) |_|
                                                        (b) |_|

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   OREGON

                                5      SOLE VOTING POWER
        NUMBER OF                               0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                                6      SHARED VOTING POWER
                                                688,251

                                7      SOLE DISPOSITIVE POWER
                                                0

                                8      SHARED DISPOSITIVE POWER
                                                688,251

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   688,251

  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   18.6%

  12      TYPE OF REPORTING PERSON*
                   IA


                                *SEE INSTRUCTIONS


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Item 1.

         (a)      Name of Issuer:       Nor'Wester Brewing Company, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                                66 S.E. Morrison St.
                                Portland, Oregon  97214
Item 2.

         (a)      Name of Person Filing:    Black & Company, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                               One S.W. Columbia St., Suite 1200
                               Portland, Oregon  97258

         (c)      Citizenship:      State of Oregon

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:             655398105


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)[X ]  Broker or Dealer registered under Section 15 of the Act

         (b)[   ] Bank as defined in section 3(a)(6) of the Act

         (c)[   ] Insurance Company as defined in section 3(a)(19) of the Act

         (d)[ ] Investment Company registered under section 8 of the Investment Company Act

         (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g)[ ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G)

         (h)[   ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

     Black & Company, Inc. owns 603,751 shares directly, including 51,750 shares issuable upon exercise of an Underwriter's Warrant granted to Black & Company, Inc. in

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connection with the Issuer's  initial public offering  completed on January
17, 1996. 84,500 shares are held indirectly through Black & Company Asset Management, a wholly-owned subsidiary of Black & Company, Inc.

         (b)      Percent of Class:   18.6% in aggregate, consisting of
                  16.3% held directly, and 2.3% held indirectly

         (c)      Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:                    0
(ii)     shared power to vote or to direct the vote:                  688,251
(iii)    sole power to dispose or to direct the disposition of:       0
(iv)     shared power to dispose or to direct the disposition of:     688,251


Item 5.  Ownership of Five Percent or Less of a Class

                  N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     399,625 shares, representing 10.8%, are held in discretionary investment accounts, either by Black & Company, Inc. (315,125 shares or 8.5% of class) or Black & Company Asset Management (84,500 shares or 2.3% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A


Item 8.  Identification and Classification of Members of the Group

                  N/A


Item 9.  Notice of Dissolution of Group

                  N/A


Item 10.          Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    January 23, 1997

                                     BLACK & COMPANY, INC.



                                     By:  /s/  Teri Duffy
                                    Teri Duffy, Executive Vice President



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